Filed pursuant to Rule 433. Registration Statement Nos. 333-162193 and
333-162193-01.

RBS Exchange Traded Notes
RBS US Mid Cap Trendpilot(TM) ETN (TRNM)
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The RBS US Mid Cap Trendpilot[tm] Exchange Traded Notes (RBS ETNs) are unsecured and senior obligations of The Royal Bank of Scotland N.V. (RBS NV), and are
fully and unconditionally guaranteed by RBS Holdings N.V. (RBS Holdings). Any payments on the RBS ETNs when they become due at maturity or upon early repurchase or redemption are dependent on the ability of RBS NV and RBS Holdings to pay, and are also subject to market risk.

RBS ETNs track the RBS US Mid Cap Trendpilot[tm] Index (USD) (the "Index"). The
Index utilizes a systematic trend-following strategy to provide exposure to either the S and P MidCap 400([R]) Total Return Index (the "Benchmark Index") or
the yield on a hypothetical notional investment in 3-month U.S. Treasury bills as of the most recent weekly auction (the "Cash Rate"). The Index is designed to provide exposure to the Benchmark Index in positive trending markets and exposure to the Cash Rate in negative trending markets using an objective and transparent methodology.

RBS US Mid Cap Trendpilot([tm]) Index Methodology
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If neither of the above conditions is satisfied, the trend of the Index will be the same as the trend of the Index on the immediately preceeding Index business day. The Index will implement any trend reversal at the open of trading on the second Index business day immediately following the Index business day on which the Index trend switches from positive to negative or from negative to positive, as the case may be.

Illustration of the Trendpilot([tm]) Index Methodology
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The above graph illustrates the operation of the Trendpilot[tm] Index
Methodology. It does not reflect any actual performance of the Benchmark Index or the Index, and is not an indication of how either index may perform in the future. The hypothetical illustration above also does not include any fees, transaction costs or expenses.

Not FDIC Insured. May Lose Value.

RBS ETN Details
----------------------------------------------------
Issuer           The Royal Bank of Scotland N.V.
---------------- -----------------------------------
Guarantor        RBS Holdings N.V.
---------------- -----------------------------------
Ticker           TRNM
---------------- -----------------------------------
Intraday         TRNM.IV
Indicative Value
Ticker
---------------- -----------------------------------
CUSIP            78009L209
---------------- -----------------------------------
ISIN             US78009L2097
---------------- -----------------------------------
Primary          NYSE Arca
Exchange
---------------- -----------------------------------
Maturity         1/25/2041
---------------- -----------------------------------
Index            RBS US Mid Cap Trendpilot[tm]
                 Index (USD) TR (Bloomberg
                 page: "TPMCUT (Index)"),
                 which tracks the Benchmark
                 Index or the Cash Rate depend-
                 ing on the relative performance of
                 the Benchmark Index on a simple
                 historical moving average basis
---------------- -----------------------------------
Benchmark        S and P MidCap 400([R]) Total Return
Index            Index (Bloomberg symbol:
                 "SPTRMDCP Index")
---------------- -----------------------------------
Cash Rate        Yield on a hypothetical notional
                 investment in 3-month U.S. Trea-
                 sury bills as of the most recent
                 weekly auction (Bloomberg page:
                 "USB3MTA Index")
---------------- -----------------------------------
Annual Investor  When the Index is tracking the
Fee              Benchmark Index: 1.00% per
(accrued on a    annum.
daily basis)     When the Index is tracking the
                 Cash Rate: 0.50% per annum.
---------------- -----------------------------------
Repurchase at    You may offer your RBS ETNs
your option      to RBS NV for repurchase on
                 any business day on or prior to
                 1/16/2041, provided that you offer
                 a minimum of 20,000 RBS ETNs
                 for any single repurchase and
                 follow the procedures described
                 in the pricing supplement.
---------------- -----------------------------------
Early            We may redeem all of the RBS
redemption at    ETNs at our discretion at any time
our option       on or prior to 1/23/2041.
---------------- -----------------------------------
Daily            Upon early repurchase or
Redemption       redemption or at maturity, you will
Value            receive a cash payment equal to
                 the daily redemption value per
                 RBS ETN. The daily redemption
                 value on the relevant valuation
                 date will be published on
                 www.rbs.com/etnUS/TRNM*.
---------------- -----------------------------------

* Information contained on our website is not incorporated by reference in, and should not be considered a part of, this document.

To find out more
Call toll free 855-RBS-ETPS or visit www.rbs.com/etnUS

Historical Performance and Standard Deviation (%) -- as of 12/31/2011
----------------------------------------------------------------------------- ------ ----------------------- -------------------------------
                                                              1-MONTH 3-MONTH 1-YEAR SINCE RBS ETN INCEPTION STD. DEVIATION ANNUALIZED SINCE
                                                                (%)     (%)     (%)        (1/25/11) (%)             INCEPTION (%)(2)
----------------------------------------------------------    ------- ------- ------ ----------------------- -------------------------------
RBS US Mid Cap Trendpilot[tm] ETN Daily Redemption Value(1)  -0.04   -0.12     --           -10.70                      18.58
RBS US Mid Cap Trendpilot(TM) Index                           0.00    0.00     --           -10.04                      17.87
S and P MidCap 400([R]) Total Return Index (Benchmark Index) -0.37   12.98     --            -3.47                      29.83
S and P MidCap 400([R]) Index (Price Return)                 -0.52   12.53     --            -4.78                      29.83
Cash rate on 12/31/11 was 0.025%                                --      --     --               --                          --

The table above presents the actual performance of the Index, the RBS ETNs, the
S and P 400([R]) Total Return Index (the Benchmark Index) and the S and P
400([R]) Index (Price Return) over the specified periods. For information regarding the performance of the Index, see pages PS-32 to PS-35 of the pricing supplement to the RBS ETNs filed with the U.S. Securities and Exchange
Commission (SEC). Past performance does not guarantee future results.

(1) Includes the deduction of the annual investor fee, which accrues on a daily basis. The annual investor fee will be equal to (i) 1.00% per annum when the
Index is tracking the Benchmark Index, and (ii) 0.50% per annum when the Index is tracking the Cash Rate. (2) Based on daily returns. Standard deviation is a measure of volatility and illustrates the extent of variation (whether higher or lower) that exists from the average given set of results. A low standard deviation indicates that the results tend to be very close to the average result
(a low degree of volatility). In contrast, a high standard deviation indicates that the results are spread out over a large range of outcomes (a high degree of volatility).

S and P MidCap 400([R]) Index Performance -- as of 12/31/2011
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The graph to the left is the historical performance of the S and P MidCap
400([R]) Total Return Index, S and P MidCap 400([R]) Index (Price Only) and the
S and P MidCap 400([R]) Total Return Index 200-Index business day simple moving average. This illustration does not reflect any historical Trendpilot Index performance.

S and P MidCap 400([R]) 1-Year Annual Return Comparison (%)(1)
------------------------------------------------------- ------ ----- ----- -----
                                             2000 2001  2002   2003  2004  2005
--------------------------------------- --------------- ------ ----- ----- -----
 S and P MidCap 400([R]) Total Return Index 17.51 -0.60 -14.51 35.62 16.48 12.56
 S and P MidCap 400([R]) Index (Price Only) 16.21 -1.64 -15.44 34.02 15.16 11.27
 Cash Rate (Year-End)                        5.70  1.71  1.19   0.89  2.23  3.91

                                             2006  2007  2008   2009  2010  2011
--------------------------------------- --------------- ------ ----- ----- -----
 S and P MidCap 400([R]) Total Return Index 10.32 7.98  -36.23 37.38 26.64 -1.73
 S and P MidCap 400([R]) Index (Price Only)  8.99 6.69  -37.28 35.00 24.85 -3.10
 Cash Rate (Year-End)                        4.88 3.31    0.05  0.11  0.18  0.03

(1) The table above does not reflect any Trendpilot[tm] Index performance. The
Trendpilot[tm] Index performance is not the same as the S and P MidCap 400([R]) Index performance. The Trendpilot[tm] Index may underperform the S and P MidCap 400([R])
Index over various time periods, and may track the Cash Rate for extended periods of time in a low interest rate envionment.

CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the Index must increase by an amount suf[]cient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The Index may underperform the Benchmark Index, and is expected to perform poorly in volatile markets.
Liquidity of the market for RBS ETNs may vary over time. The RBS ETNs are not principal proteced and do not pay interest. Any payment on the RBS ETNs is subject to ability of RBS NV, as the issuer, and RBS Holdings, as the guarantor, to pay their respective obligations when they become due. You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS
ETNs.

The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.

IMPORTANT INFORMATION: The Royal Bank of Scotland N.V. (RBS NV) and RBS
Holdings N.V. (RBS Holdings) have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the
offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in the registration statement and other documents that have been filed with the SEC for more complete information about RBS NV and RBS Holdings, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively,
RBS NV, RBS Securities Inc. (RBSSI) or any dealer participating in the relevant offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).

RBS US Mid Cap Trendpilot[tm] Index (USD) TR (Index) is the property of The
Royal Bank of Scotland plc, which has contracted with Standard and Poor's
Financial Services LLC (S and P) to maintain and calculate the Index. The S and
P MidCap 400([R]) Index is the exclusive property of S and P and has been licensed for use by RBSSI and its affiliates in connection with the Index. S and
P shall have no liability for any errors or omissions in calculating the Index.
"Standard and Poor's([R])," "S and P([R])" and "S and P MidCap 400([R])" are
registered trademarks of S and P. "Calculated by S and P Custom Indices" and its
related stylized mark are service marks of S and P and have been licensed for use by RBSSI and its af[]liates. The RBS ETNs are not sponsored, endorsed, sold or promoted by S and P or its af[]liates, and neither S and P nor its af[]liates make any representation regarding the advisability of investing in the RBS ETNs.

Copyright[C] 2012 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc and an affiliate of
RBS NV.
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www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | Not FDIC Insured. May Lose
Value.

                                                          Dated January 11, 2012